UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

Consent Solicitation Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934 (Amendment No. 1)

Filed by the Registrant ☑ Filed by a Party other than the Registrant ☐

Check the appropriate box:

☑ Preliminary Proxy Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Under Rule 14a-12

POWERSHARES DB MULTI-SECTOR COMMODITY TRUST
(Name of Registrant as Specified in Its Charter)

POWERSHARES DB OIL FUND
(Name of Co-Registrant as Specified in Its Charter)

Payment of Filing Fee (Check the appropriate box):

☑ No fee required.
☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐ Fee paid previously with preliminary materials:
☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1) Amount previously paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

POWERSHARES DB OIL FUND

DB Commodity Services LLC
60 Wall Street
New York, New York 10005
Telephone: (212) 250-2500

Invesco PowerShares Capital Management LLC
3500 Lacey Road, Suite 700
Downers Grove, Illinois 60515
Telephone: (630) 933-9600

NOTICE OF CONSENT SOLICITATION

Dear holders, or Shareholders, of PowerShares DB Oil Fund common units of beneficial interest, or the Shares:

This Notice of Consent Solicitation and the accompanying Consent Solicitation Statement and Written Consent of Shareholders of PowerShares DB Oil Fund, or Written Consent, are furnished to you by DB Commodity Services LLC, which we refer to as DBCS or the Managing Owner, and Invesco PowerShares Capital Management LLC, or Invesco, in connection with a solicitation of Written Consents from the Shareholders to take action without a meeting. DBCS and Invesco are together sometimes referred to as we or us or our.

You are being asked to consider and consent to the following proposals:

- to approve the substitution of Invesco for DBCS as managing owner of PowerShares DB Multi-Sector Commodity Trust, or the Trust, and PowerShares DB Oil Fund, which we refer to as the Fund, pursuant to the Trust's Fourth Amended and Restated Declaration of Trust and Trust Agreement, or the Trust Agreement, and the transfer of DBCS's General Units (as defined in the Trust Agreement) to Invesco pursuant to an Asset Purchase Agreement described in the enclosed Consent Solicitation Statement, which proposal we refer to as the Managing Owner Substitution Proposal; and

- to approve and adopt the amendment and restatement of the Trust Agreement as described in the enclosed Consent Solicitation Statement and set forth in Annex A, or the Trust Amendment Proposal.

After careful consideration, the Managing Owner has approved and adopted the Asset Purchase Agreement (described in the enclosed Consent Solicitation Statement) and recommends that the Shareholders consent to the adoption and approval of the Managing Owner Substitution Proposal and the Trust Amendment Proposal, which we

refer to, collectively, as the Proposals, presented to the Shareholders in the accompanying Consent Solicitation Statement. When you consider the recommendation of the Managing Owner in favor of approval of the Proposals, you should keep in mind that the Managing Owner has interests in the Managing Owner Substitution Proposal that are different from or in addition to (and which may conflict with) your interests as a Shareholder. See the section entitled "Summary of the Consent Solicitation Statement — Recommendation to the Shareholders."

The solicitation is being made on the terms and subject to the conditions set forth in the accompanying Consent Solicitation Statement and Written Consent. As qualified in the manner described in the immediately following paragraph, to be counted, your properly completed Written Consent must be received before 5:00 p.m. New York Time, on [●], 2015, subject to early termination of the solicitation of Written Consents by the Managing Owner and Invesco if a majority approval is received or deemed received (which date will not be earlier than [●]), or to an extension of the time of termination by the Managing Owner or Invesco.

Because Section 11.3 of the Trust Agreement provides that Shareholders are deemed to have consented unless they timely object to proposals recommended by the Managing Owner, your consent will be deemed conclusively to have been granted unless you express written objection to the Proposals in the manner required by Section 15.4 of the Trust Agreement and your written objection is actually received by the Fund before [●], 2015. This means that if you are in favor of the Proposals, not responding will have the same effect as responding with your affirmative written consent.

We thank you for your support and look forward to the successful adoption of the Proposals.

Sincerely,

[●], 2015


DB COMMODITY SERVICES LLC

/s/ _____
Alex N. Depetris
Chief Operating Officer and Director

INVESCO POWERSHARES CAPITAL MANAGEMENT LLC

/s/ _____
Andrew Schlossberg
Managing Director


The Consent Solicitation Statement is dated [●], 2015, and is first being mailed to Shareholders on or about [●], 2015.

Only holders of record of the Shares at the close of business on January 8, 2015 are entitled to receive this Notice of Consent Solicitation and to consent to the Proposals.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY OR THE COMMODITY FUTURES TRADING COMMISSION HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE CONSENT SOLICITATION STATEMENT, PASSED UPON THE MERITS OR FAIRNESS OF THE MANAGING OWNER SUBSTITUTION PROPOSAL OR THE TRUST AMENDMENT PROPOSAL, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE CONSENT SOLICITATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

POWERSHARES DB OIL FUND

DB Commodity Services LLC
60 Wall Street
New York, New York 10005
Telephone: (212) 250-2500

Invesco PowerShares Capital Management LLC
3500 Lacey Road, Suite 700
Downers Grove, Illinois 60515
Telephone: (630) 933-9600

CONSENT SOLICITATION STATEMENT

General

This Consent Solicitation Statement is furnished to you by DB Commodity Services LLC, which we refer to as DBCS or the Managing Owner, and Invesco PowerShares Capital Management LLC, or Invesco, in connection with the solicitation of written consents from the holders, or Shareholders, of common units of beneficial interest, or the Shares, in PowerShares DB Oil Fund, which we refer to as the Fund, to take action without a meeting, or the Consent Solicitation. The Fund is a series of PowerShares DB Multi-Sector Commodity Trust, a Delaware statutory trust organized in seven series, which we refer to as the Trust. DBCS and Invesco are together sometimes referred to as we or us or our.

You are being asked to consider and consent to the following proposals:

- to approve the substitution of Invesco for DBCS as managing owner of the Trust and the Fund pursuant to the Trust's Fourth Amended and Restated Declaration of Trust and Trust Agreement, or the Trust Agreement, and the transfer of DBCS's General Units (as defined in the Trust Agreement) to Invesco pursuant to an Asset Purchase Agreement described in this Consent Solicitation Statement, or the Asset Purchase Agreement, which proposal we refer to as the Managing Owner Substitution Proposal; and

- to approve and adopt the amendment and restatement of the Trust Agreement as described in this Consent Solicitation Statement and set forth in Annex A, or the Trust Amendment Proposal.

The Managing Owner Substitution Proposal and the Trust Amendment Proposal are sometimes referred to, collectively, as the Proposals.

The Managing Owner has adopted the Proposals and recommends that Shareholders consent to the Proposals. The Managing Owner has

(i)

decided to seek written consent rather than calling a meeting of Shareholders, in order to eliminate the costs and management time involved in holding a meeting. Pursuant to Section 3806(f) of the Delaware Statutory Trust Act, or the Act, unless otherwise provided in a statutory trust's governing instrument, on any matter that is to be voted on by the Shareholders, the Shareholders may take such action without a meeting, without a prior notice and without a vote if consented to, in writing, or by electronic transmission by Shareholders having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Shares in the Fund entitled to vote thereon were present and voted. Written consents are being solicited from all of the Shareholders pursuant to Section 3806(f) of the Act and Section 11.3 of the Trust Agreement.

The close of business on January 8, 2015 has been established as the record date, or the Record Date, for determining Shareholders who are entitled to submit a Written Consent of Shareholders of PowerShares DB Oil Fund, or the Written Consent (attached as Annex B). Shareholders holding a majority of the outstanding Shares (excluding Shares held by the Managing Owner and its affiliates) as of the close of business on the Record Date must consent to the Proposals for the Proposals to be approved by the Shareholders. As of the Record Date, the Fund had [●] Shares outstanding held by approximately [●] registered holders of record and approximately [●] beneficial holders. Consent materials, which include this Consent Solicitation Statement and a Written Consent, are being mailed to all Shareholders on or about [●], 2015.

Any beneficial owner of the Fund who is not a record holder must arrange with the person who is the record holder or such record holder's assignee or nominee to: (i) execute and deliver a Written Consent on behalf of the beneficial owner; or (ii) deliver a proxy so that the beneficial owner can execute and deliver a Written Consent on its own behalf.

Subject to the qualification described in the bolded paragraph below, Shareholders who wish to consent or object must deliver their properly completed and executed Written Consents to Broadridge Mutual Funds Solutions, or the Tabulation Agent, in accordance with the instructions in the Written Consents. The Fund reserves the right (but is not obligated) to accept any Written Consent received by any other reasonable means or in any form that reasonably evidences the giving of consent to the approval of the Proposals.

Because Section 11.3 of the Trust Agreement provides that Shareholders are deemed to have consented unless they timely object to

proposals recommended by the Managing Owner, your consent will be deemed conclusively to have been granted unless you express written objection to the Proposals in the manner required by Section 15.4 of the Trust Agreement and your written objection is actually received by the Fund before the Expiration Date (as defined below). This means that if you are in favor of the Proposals, not responding will have the same effect as responding with your affirmative written consent.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY OR THE COMMODITY FUTURES TRADING COMMISSION HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS CONSENT SOLICITATION STATEMENT, PASSED UPON THE MERITS OR FAIRNESS OF THE MANAGING OWNER SUBSTITUTION PROPOSAL OR THE TRUST AMENDMENT PROPOSAL, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS CONSENT SOLICITATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Requests for copies of this Consent Solicitation Statement should be directed to Computershare Fund Services, Inc., or the Information Agent, at 866-774-4940. This Consent Solicitation Statement is also available on the Fund's website at: https://etfus.deutscheawm.com.

DBCS and Invesco expressly reserve the right, in their sole joint discretion and regardless of whether any of the conditions of the Consent Solicitation have been satisfied, subject to applicable law, at any time prior to 5:00 p.m. New York Time, on [●], 2015, or the Expiration Date, to (i) terminate the Consent Solicitation for any reason, including if the consent of Shareholders holding a majority of the Fund's outstanding Shares has been received (which date will not be earlier than [●]), (ii) waive any of the conditions to the Consent Solicitation, or (iii) amend the terms of the Consent Solicitation.

The final results of the Consent Solicitation will be published in a Current Report on Form 8-K, or the Form 8-K, by the Fund. This Consent Solicitation Statement and the Form 8-K will constitute notice of taking of action without a meeting by less than unanimous written consent as permitted by applicable law and Section 11.3 of the Trust Agreement.

All questions as to the form of all documents and the validity and eligibility (including time of receipt) and acceptance of Written Consents and changes of Written Consents will be determined by the Managing Owner, in its sole discretion, which determination will be final and binding.

Changes of Written Consents

Written Consents may be changed by sending a later-dated, signed written consent to the Tabulation Agent, in accordance with the instructions in the Written Consent, so that it is received before the Expiration Date. No Written Consents may be changed after the Expiration Date.

Solicitation of Consents

DBCS and Invesco are sending you this Consent Solicitation Statement in connection with their solicitation of Shareholder consent to approve the Proposals. DB U.S. Financial Markets Holding Corporation, a Delaware corporation and affiliate of the Managing Owner, or DBUSH, or an affiliate of DBUSH, and Invesco will pay for the costs of solicitation. DBUSH or an affiliate and Invesco will pay the reasonable expenses of brokers, nominees and similar record holders in mailing consent materials to beneficial owners of the Shares.

No Appraisal Rights

Under applicable Delaware law, the non-consenting Shareholders are not entitled to appraisal rights with respect to the Proposals, and the Fund will not independently provide the Shareholders with any such right.

Householding Matters

Shareholders sharing an address will each receive a copy of the Consent Solicitation Statement. However, only one Consent Solicitation Statement is being delivered to multiple Shareholders sharing an address, if such Shareholders have given their consent. Shareholders sharing an address can request delivery of a single copy of any consent solicitation statements in the future by contacting the financial institution through which the Shareholder holds the Shares.

The Fund will deliver promptly upon written or oral request a separate copy of the Consent Solicitation Statement to a Shareholder at a shared address to which a single copy of the documents was delivered. A Shareholder can notify the Fund that the Shareholder wishes to receive a separate copy of a Consent Solicitation Statement by contacting the Information Agent at 866-774-4940.

If the Shareholder wishes to receive a separate consent solicitation statement in the future, the Shareholder can notify the Fund by contacting the financial institution through which the Shareholder holds the Shares.

As of the Record Date, the closing price of the Shares was $[●] per Share and the Fund's total market capitalization was approximately $[●].

◀

TABLE OF CONTENTS

PowerShares DB Energy Fund, PowerShares DB G10 Currency Harvest Fund, PowerShares DB Gold Fund, PowerShares DB Precious Metals Fund, PowerShares DB Silver Fund, PowerShares DB US Dollar Index Bearish Fund and PowerShares DB US Dollar Index Bullish Fund, or, collectively, the Other Funds. The closing of the transactions contemplated by the Asset Purchase Agreement and the implementation of the Proposals is conditioned upon the approval of these equivalent proposals by shareholders of each of the Other Funds, as well as the approval of the Proposals by the Shareholders.

Q: Why is the Fund providing Shareholders with the opportunity to consent or object to the Proposals?

A: Under the current Trust Agreement, the substitution of a new managing owner for DBCS requires the approval of a majority of the Shareholders. The Trust Amendment Proposal also requires the consent of the Shareholders, as the proposed amendments may be viewed as being adverse to the interests of the Shareholders.

Q: What will happen in the Managing Owner Substitution?

A: At the closing of the Managing Owner Substitution, Invesco will acquire all the issued and outstanding General Units (as defined in the Trust Agreement) of the Fund, and will become the Trust's and the Fund's managing owner, with full power and responsibility for management of the Trust and the Fund.

Q: What effect will the Proposals have on the Fund's investment objective or fees borne by Shareholders?

A: None. The Fund's investment objective and any fees borne by Shareholders will not be affected by the Proposals and will continue to be as described in the Fund's Prospectus.

Q: Why is DBCS ceasing to manage products in the U.S. commodities ETF space?

A: After consideration of the ETF market generally and its goals specifically, DBCS made the determination that it would be in DBCS' best interest to cease managing products in the U.S. commodities ETF space. After consideration of the ETF market generally and its goals specifically, Invesco made the determination that it wanted to expand its presence in the U.S. commodities ETF space by becoming the new managing owner of the Fund. Invesco also intends to launch other commodities-based ETF products in the U.S. in order to respond to developments in the market and

2

investor preferences. The change of managing owner will be effected at the closing of the transaction by DBCS selling and transferring to Invesco the General Units of the Fund owned by DBCS, and the substitution of Invesco for DBCS as managing owner of the Trust, effective at the closing.

Q: What conditions must be satisfied to complete the Managing Owner Substitution?

A: The Asset Purchase Agreement contains customary representations, warranties and covenants, as well as a requirement that Invesco achieve operational readiness as of the closing, and other covenants relevant to the transaction among the parties to the Asset Purchase Agreement. In addition, there are a number of closing conditions in the Asset Purchase Agreement, including that the Shareholders and the shareholders of each of the Other Funds have approved and adopted the Managing Owner Substitution Proposal and the Trust Amendment Proposal or equivalent proposals, as applicable. The completion of the Managing Owner Substitution is also conditioned upon:

- the receipt of certain governmental consents and approvals;

- the execution and delivery of a License Agreement with Invesco, pursuant to which Invesco will receive the right to use certain indexes and trademarks and other intellectual property regarding the Fund and the Other Funds;

- the execution and delivery of a Services Agreement with Invesco, pursuant to which Invesco will be provided certain marketing and index calculation services regarding the Fund and the Other Funds; and

- other customary conditions.

Q: Why is the Managing Owner proposing the Trust Amendment Proposal?

A: The Trust Amendment Proposal that we are asking the Shareholders to approve in connection with the Managing Owner Substitution reflects currently prevailing industry terms. Invesco is not willing to become managing owner of the Trust, the Fund and the Other Funds unless the Trust Amendment Proposal and equivalent proposals for the Other Funds are approved. The Trust Amendment Proposal requires the consent of the Shareholders, as the proposed amendments may be viewed as being adverse to the interests of the Shareholders. See the section entitled "The Trust Amendment Proposal."

Q: What happens if I sell my Shares in the Fund before the action by written consent?

A: Only holders of record of the Shares at the close of business on January 8, 2015 are entitled to consent or object to the Proposals. Therefore, if you sell your Shares after the Record Date, you will still be entitled to consent or object to the Proposals.

Q: What consent is required to approve the Proposals?

A: The approval of the Managing Owner Substitution Proposal and the Trust Amendment Proposal each require the consent of the holders of a majority of the Shares (excluding Shares held by the Managing Owner and its affiliates). **However, unless you express written objection to the Proposals in the manner required by Section 15.4 of the Trust Agreement and your written objection is actually received by the Fund before the Expiration Date, your consent will be deemed conclusively to have been granted to the Proposals.** Implementation of the Proposals also is conditioned upon the approval of equivalent proposals by shareholders of the Other Funds.

Q: How many consents do I have in connection with this action by written consent?

A: The Shareholders are entitled to one consent in connection with this action by written consent for each Share of the Fund held of record as of January 8, 2015, or the Record Date, for such action. As of the close of business on the Record Date, there were [●] outstanding Shares.

Q: What constitutes a quorum in connection with this action by written consent?

A: There is no quorum requirement in connection with this action by written consent.

Q: Do I have appraisal rights if I object to the proposed Managing Owner Substitution?

A: No. There are no appraisal rights available to Shareholders in connection with the Managing Owner Substitution Proposal or the Trust Amendment Proposal.

Q: **What happens if the Managing Owner Substitution Proposal and the Trust Amendment Proposal are not adopted?**

A: If the Proposals are not adopted, the Managing Owner will continue to manage the Trust and the Fund as before, but may consider finding another person to take over as managing owner of the Trust and the Fund or dissolving the Trust and the Fund. No decision in this regard has been made.

Q: **When is the Managing Owner Substitution expected to be completed?**

A: The Managing Owner Substitution is expected to be completed on or about [February 1, 2015].

Q: **What do I need to do now?**

A: You are urged to read carefully and consider the information contained in this Consent Solicitation Statement, including the Annexes and other documents referred to in this Consent Solicitation Statement. You should consider how the Managing Owner Substitution Proposal and the Trust Amendment Proposal will affect you as a Shareholder. You should then deliver your Written Consent as soon as possible as provided by the instructions in this Consent Solicitation Statement and in the attached Written Consent. If you hold your Shares through a brokerage firm, bank or other nominee, please review the instruction form provided by the broker, bank or nominee.

Q: **How do I deliver my Written Consent?**

A: To affirmatively register your approval or objection to the Proposals, you must deliver your properly completed and executed Written Consent to the Tabulation Agent, as provided by the instructions in the Written Consent.

Q: **What will happen if I do nothing?**

A: *Unless you express written objection to the Proposals in the manner required by Section 15.4 of the Trust Agreement and your written objection is actually received by the Fund before the Expiration Date, your consent will be deemed conclusively to have been granted to the Proposals.*

Q: **If my Shares are held in "street name," will my broker, bank or nominee automatically deliver my Written Consent for me?**

A: No. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot consent or object in respect of your Shares on non-discretionary matters unless you provide instructions on how to complete the Written Consent in accordance with the information and procedures provided to you by your broker, bank, or nominee. We believe the Proposals will be considered non-discretionary. Therefore, your broker, bank, or nominee cannot consent or object in respect of your Shares without your instruction. If you do not provide instructions to your broker, bank, or nominee, your broker, bank, or nominee may deliver a Written Consent expressly indicating that it is NOT consenting or objecting in respect of your Shares. This is referred to as a "broker non-vote." *Any broker non-vote will be interpreted as a consent and as an authorization to pursue the Proposals.* Your bank, broker, or other nominee can consent or object in respect of your Shares only if you provide instructions on how to complete the Written Consent. You should instruct your broker, bank or nominee to complete the Written Consent in accordance with directions you provide.

Q: **May I change my Written Consent after I have mailed my signed Written Consent?**

A: Yes. You may change your Written Consent by sending a later-dated, signed Written Consent to the Tabulation Agent at 1155 Long Island Avenue, Edgewood, New York 11717, so that it is received before the Expiration Date.

Q: **What should I do if I receive more than one set of consent materials?**

A: You may receive more than one set of consent materials, including multiple copies of this Consent Solicitation Statement and multiple Written Consents. For example, if you hold your Shares in more than one brokerage account, you will receive a separate Written Consent for each brokerage account in which you hold Shares. Please complete, sign, date and return each Written Consent and instruction card that you receive in order to deliver your Written Consent with respect to all of your Shares.

Q: **Who can help answer my questions?**

A: If you have questions about the Proposals or you need additional copies of the Consent Solicitation Statement or the attached Written Consent, you should contact the Information Agent at 866-774-4940.

To obtain timely delivery, Shareholders must request the materials no later than ten business days prior to the date by which Written

Each of the Managing Owner Substitution Proposal and the Trust Amendment Proposal is conditioned on the approval of the other. Implementation of the Proposals also is conditioned upon the approval of equivalent proposals by shareholders of the Other Funds.

Recommendation to the Shareholders

The Managing Owner believes that, together, the Managing Owner Substitution Proposal and the Trust Amendment Proposal for which consents are being solicited are in the best interests of the Fund and the Shareholders and recommends that the Shareholders consent to each of these Proposals.

When you consider the recommendation of the Managing Owner in favor of approval of these Proposals, you should keep in mind that the Managing Owner has interests in the Managing Owner Substitution that are different from, or in addition to (and which may conflict with), your interests as a Shareholder. These interests include, among other things:

> Affiliates of the Managing Owner expect to earn licensing fees and servicing fees after the Managing Owner Substitution in respect of the Fund and certain other investment funds sponsored by Invesco. These licensing and servicing arrangements may, in the aggregate, be more profitable for DBCS than if DBCS were to continue to be Managing Owner of the Trust and the Fund.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this Consent Solicitation Statement. These forward-looking statements relate to expectations for future financial performance, business strategies and the business of the Fund, and the timing of, and ability of DBCS and Invesco to complete, the Managing Owner Substitution. Specifically, forward-looking statements may include statements relating to:

- the benefits of the Proposals;

- the future financial performance of the Fund following the Managing Owner Substitution; and

- other statements preceded by, followed by or that include the words "estimate," "plan," "project," "forecast," "intend," "expect," "anticipate," "believe," "seek," "target" or similar expressions.

These forward-looking statements are based on information available as of the date of this Consent Solicitation Statement and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

You should not place undue reliance on these forward-looking statements in deciding how to grant your consent on the Proposals set forth in this Consent Solicitation Statement. As a result of a number of known and unknown risks and uncertainties, the actual results or performance of the Fund may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

- There can be no assurance that Invesco will be able to cause the net asset value per Share to closely track the changes in the Fund's benchmark index over time.

- Although Invesco manages a number of exchange-traded funds that use financial futures as part of their investment strategy, Invesco has only a short history of operating an exchange-traded fund that invests in a broad range of commodity futures contracts related to a futures index. The past performance of these funds is no indication of its ability to manage exchange-traded investment vehicles that track a commodities index such as the Fund.

- None of the investment professionals currently responsible for managing the Trust and the Fund are expected to be employed by Invesco, and an entirely new team of investment professionals is expected to be responsible for managing the Trust and the Fund. If the experience of Invesco and its principals is not adequate or suitable to manage investment vehicles such as the Trust and the Fund, the operations of the Trust and the Fund may be adversely affected.

- Invesco expects to launch new futures-based exchange-traded funds in the future. Invesco's devotion of time and effort to other existing exchange-traded funds or to newly formed exchange-traded funds may be detrimental to the Trust and the Fund.

WRITTEN CONSENT IN LIEU OF MEETING OF SHAREHOLDERS

General

DBCS and Invesco are furnishing this Consent Solicitation Statement to Shareholders as part of the solicitation of consents for use in connection with the proposed actions by written consent of Shareholders without a meeting. This Consent Solicitation Statement is first being furnished to the Shareholders on or about [●], 2015. This Consent Solicitation Statement provides you with information you need to know to be able to consent (or object) or to instruct your consent to be given (or objection to be made) to the proposed actions.

Expiration Date

To be eligible to be counted, Written Consents must be received by the Tabulation Agent at any time prior to 5:00 p.m. New York Time, on [●], 2015.

Method and Cost of Solicitation

Consent materials, which include this Consent Solicitation Statement and a Written Consent (attached as Annex B), are being mailed to all Shareholders on or about [●], 2015.

The Managing Owner and Invesco are sending you this Consent Solicitation Statement in connection with its solicitation of Shareholder consent to approve the Proposals. DBUSH (or an affiliate) and Invesco will pay for the costs of solicitation. DBUSH (or an affiliate) and Invesco will pay the reasonable expenses of brokers, nominees and similar record holders in mailing consent materials to beneficial owners of the Shares.

Voting Power; Record Date

The close of business on January 8, 2015, has been established as the Record Date for determining Shareholders who are entitled to submit Written Consents. The Shareholders are entitled to one consent in connection with this action by written consent for each Share of the Fund held as of the Record Date. Shareholders holding a majority of the outstanding Shares (excluding Shares held by the Managing Owner and its affiliates) as of the close of business on the Record Date must vote in favor of the Proposals for the Proposals to be approved by the Shareholders. As of the Record Date, the Fund had [●] Shares outstanding held by approximately [●] registered holders of record and approximately [●] beneficial holders.

Required Consent for Proposals

The approval of the Managing Owner Substitution Proposal and the Trust Amendment Proposal each require the consent of the holders of a majority of the Shares (excluding Shares held by the Managing Owner and its affiliates). **Because Section 11.3 of the Trust Agreement provides that Shareholders are deemed to have consented unless they timely object to proposals recommended by the Managing Owner, your consent will be deemed conclusively to have been granted unless you express written objection to the Proposals in the manner required by Section 15.4 of the Trust Agreement and your written objection is actually received by the Fund before the Expiration Date. This means that if you are in favor of the Proposals, not responding will have the same effect as responding with your affirmative written consent.**

Each of the Managing Owner Substitution Proposal and the Trust Amendment Proposal is conditioned on the approval of the other. Implementation of the Proposals also is conditioned upon the approval of equivalent proposals by shareholders of the Other Funds.

Recommendation to the Shareholders

The Managing Owner believes that, together, the Managing Owner Substitution Proposal and the Trust Amendment Proposal for which consents are being solicited are in the best interests of the Fund and the Shareholders and recommends that the Shareholders consent to each of these Proposals.

Broker Non-Votes and Abstentions

Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot consent or object in respect of your Shares with respect to non-discretionary matters, unless you provide instructions on how to complete the Written Consent in accordance with the information and procedures provided to you by your broker, bank, or nominee. We believe the Proposals will be considered non-discretionary. Therefore, your broker, bank, or nominee cannot consent or object in respect of your Shares without your instruction. If you do not provide instructions to your broker, bank, or nominee, your bank, broker, or nominee may deliver a Written Consent expressly indicating that it is NOT consenting or objecting in respect of your Shares. This is referred to as a "broker non-vote." ***For the reason described above, any broker non-vote will be interpreted as a consent and as an authorization to pursue the Proposals.*** Your bank, broker, or other nominee can consent or object in respect of your Shares only if you provide instructions on how to complete the Written Consent. You should instruct your broker, bank or nominee to complete the Written Consent in accordance with directions you provide.

Giving Consent

Shareholders who wish to consent may deliver their properly completed and executed Written Consents to the Tabulation Agent, as provided by the instructions in the Written Consents. The Fund reserves the right (but is not obligated) to accept any Written Consent received by any other reasonable means or in any form that reasonably evidences the giving of consent to the approval of the Proposals.

Changing Your Written Consent

If you deliver a Written Consent, you may change it by sending a later-dated, signed Written Consent to the Tabulation Agent, in accordance with the instructions in the Written Consent, so that it is received before the Expiration Date.

Who Can Answer Your Questions About Consents

If you have questions about the Proposals or you need additional copies of the Consent Solicitation Statement or the attached Written Consent, you should contact the Information Agent at 866-774-4940.

This Consent Solicitation Statement is also available on the Fund's website at:
https://etfus.deutscheawm.com.

Appraisal Rights

Appraisal rights are not available to holders of the Shares in connection with the Proposals, and the Fund will not independently provide the Shareholders with any such right.

THE MANAGING OWNER SUBSTITUTION PROPOSAL

We are asking the Shareholders to approve the substitution of Invesco for DBCS as managing owner of the Trust and the Fund pursuant to the Trust Agreement. We are requesting this approval because DBCS, the current managing owner of the Fund, has entered into an Asset Purchase Agreement, pursuant to which it has agreed to sell and transfer to Invesco all of the General Units (as defined in the Trust Agreement) of the Fund owned by DBCS, which are all of the issued and outstanding General Units and certain other assets pertaining to the management of the Trust and the Fund, including: (i) books and records; (ii) governmental approvals and related applications (to the extent the transfer is permitted at law); (iii) rights to causes of action and claims with respect to DBCS' ownership or use of the transferred assets; (iv) guarantees, warranties, indemnities and similar rights in favor of DBCS with respect to the transferred assets; and (v) certain intellectual property rights. Under the Asset Purchase Agreement, Invesco will assume the obligations of DBCS or its affiliates pertaining to the management of the Trust and the Fund and that are to be performed after the closing date pursuant to:

- certain existing agreements, contracts or instruments that DBCS and/or its affiliates (as the case may be) will assign to Invesco; and

- the organizational documents of the Trust and the Fund (and DBCS or its affiliates will retain responsibility for obligations pertaining to the management of the Trust and the Fund arising on or prior to the closing date).

The Asset Purchase Agreement contains customary representations, warranties and covenants, as well as a requirement that Invesco achieve operational readiness as of the closing, and other covenants relevant to the transaction among the parties to the Asset Purchase Agreement. The closing of the transaction contemplated by the Asset Purchase Agreement is conditioned upon, among other things:

- the receipt of certain governmental consents and approvals;

- the receipt of the approval of the Shareholders with respect to both Proposals;

- the receipt of the approval of the shareholders of each Other Fund with respect to equivalent proposals;

- the execution and delivery of a License Agreement with Invesco, pursuant to which Invesco will receive the right to use certain indexes and trademarks and other intellectual property regarding the Fund and the Other Funds;

- the execution and delivery of a Services Agreement with Invesco, pursuant to which Invesco is provided certain marketing and index calculation services regarding the Fund and the Other Funds; and

- other customary conditions.

The Asset Purchase Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Asset Purchase Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties. We do not believe that the Asset Purchase Agreement contains information that is material to a decision as to whether to approve the Managing Owner Substitution Proposal.

Reason DBCS is Ceasing to Manage Products in the U.S. Commodities ETF Space

After consideration of the ETF market generally and its goals specifically, DBCS made the determination that it would be in DBCS' best interest to cease managing products in the U.S. commodities ETF space. After consideration of the ETF market generally and its goals specifically, Invesco made the determination that it wanted to expand its presence in the U.S. commodities ETF space by becoming the new managing owner of the Fund. Invesco also intends to launch other commodities-based ETF products in the U.S. in order to respond to developments in the market and investor preferences. The change of managing owner will be effected at the closing of the transaction by DBCS selling and transferring to Invesco the General Units of the Fund owned by DBCS, and the substitution of Invesco for DBCS as managing owner of the Trust, effective at the closing.

Reasons for the Managing Owner Substitution Proposal

We are asking the Shareholders to adopt the Managing Owner Substitution Proposal because its adoption is a condition to the closing of the Asset Purchase Agreement.

The Managing Owner is proposing to appoint Invesco as its replacement, because DBCS would prefer to cease to be the Managing Owner. Invesco is willing to replace DBCS as the Managing Owner, subject to certain conditions, including the adoption of the proposed amendments to the Trust Agreement.

Consent Required for Approval

Shareholders holding a majority of the outstanding Shares (excluding Shares held by the Managing Owner and its affiliates) as of the close of

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The Trust and the Fund have no officers or directors. The following table sets forth certain information regarding beneficial ownership of General Shares of the Fund and the Shares as of December 31, 2013, by management. No person is known by us to own beneficially more than 5% of the outstanding shares of such class.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
General Shares . . .	DB Commodity Services LLC 60 Wall Street New York, New York 10005	40	100%
Shares	Directors and Officers of DB Commodity Services LLC as a group	—	—

The Fund has no securities authorized for issuance under equity compensation plans.

APPRAISAL RIGHTS

Shareholders do not have appraisal rights in connection with the Proposals under Delaware law, and the Fund will not independently provide Shareholders with any such right.

SHAREHOLDER PROPOSALS

There are no proposals by any security holder which are, or could have been, included within this Consent Solicitation Statement.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Shareholders sharing an address will each receive a copy of the Consent Solicitation Statement. However, only one Consent Solicitation Statement is being delivered to multiple Shareholders sharing an address, if such Shareholders have given their consent. Shareholders sharing an address can request delivery of a single copy of any consent solicitation statements in the future by contacting the financial institution through which the Shareholder holds the Shares.

The Fund will deliver promptly upon written or oral request a separate copy of the Consent Solicitation Statement to a Shareholder at a shared address to which a single copy of the documents was delivered. A Shareholder can notify the Fund that the Shareholder wishes to receive a separate copy of a Consent Solicitation Statement by contacting the Information Agent at 866-774-4940.

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If the Shareholder wishes to receive a separate consent solicitation statement in the future, the Shareholder can notify the Fund by contacting the financial institution through which the Shareholder holds the Shares.

WHERE YOU CAN FIND MORE INFORMATION

The Fund files reports, consent solicitation statements and other information with the SEC as required by the Securities Exchange Act of 1934. You can read the Fund's SEC filings, including this Consent Solicitation Statement, over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document the Fund files with the SEC at the SEC public reference room located at 100 F Street, N.E., Room 1580 Washington, D.C., 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of the materials described above at prescribed rates by writing to the SEC, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

If you have questions about the Proposals for which consent has been solicited herein or you would like additional copies of this Consent Solicitation Statement, you should contact the Information Agent at 866-774-4940.

If you are a Shareholder of the Fund and would like to request documents, please do so by [●], 2015, in order to receive them before the Expiration Date. If you request any documents from the Information Agent, the Tabulation Agent will mail them to you by first class mail, or another equally prompt means. This Consent Solicitation Statement is also available on the Fund's website at: https://etfus.deutscheawm.com.

All information contained or incorporated by reference in this Consent Solicitation Statement relating to the Fund or the Managing Owner has been supplied by the Fund or the Managing Owner, and all such information relating to Invesco has been supplied by Invesco. Information provided by the Fund, the Managing Owner or Invesco does not constitute a representation, estimate or projection of any other party.

This document is a Consent Solicitation Statement of DBCS and Invesco for the proposed actions by written consent. We have not authorized anyone to give any information or make any representation about the Proposals that is different from, or in addition to, that contained in this Consent Solicitation Statement. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.